Exhibit 12
Boyd Gaming Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(In thousands, except ratio amounts)	2016	2015	2014	2013	2012
Income/(loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$7,987	$4,061	$(56,033)	$(55,887)	$(1,112,498)
Add:
Fixed charges	223,201	234,380	241,108	272,046	212,484
Subtract:
Interest capitalized	(494)	(136)	(1,232)	(1,108)	(231)
Earnings/(losses), as defined (1)	$230,694	$238,305	$183,843	$215,051	$(900,245)

Fixed Charges:
Interest expensed, net of interest capitalized	$212,692	$224,590	$230,060	$262,995	$207,102
Interest capitalized	494	136	1,232	1,108	231
Interest component of rental expense	10,015	9,654	9,816	7,943	5,151
Fixed Charges (2)	$223,201	$234,380	$241,108	$272,046	$212,484

Ratio of earnings to fixed charges	1.0x	1.0x	—	—	—
Deficiency of earnings to fixed charges	$—	$—	$(57,265)	$(56,995)	$(1,112,729)

_______________________________________________

(1) For purposes of computing this ratio, "earnings" consist of income before income taxes and income/(loss) from unconsolidated affiliates, plus fixed charges (excluding capitalized interest) and distributed income of equity investees. Current year amortization of previously capitalized interest is not included as these amounts are not material.

(2) For purposes of computing this ratio, "fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount, or premium related to indebtedness (included in interest expense), and such portion of rental expense that we deem to be a reasonable representation of the interest factor.